1078617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 24, 2006

No Act

M. Hill Jeffries
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/24/2006

Re: Genuine Parts Company
Incoming letter dated December 9, 2005

Dear Mr. Jeffries:

This is in response to your letters dated December 9, 2005 and December 27, 2005 concerning the shareholder proposal submitted to Genuine Parts by Nick Rossi. We also have received letters from the proponent dated December 20, 2005, January 1, 2006 and January 10, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

M. Hill Jeffries **Direct Dial: 404-881-7823** **E-mail: hjeffries@alston.com**

December 9, 2005

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Genuine Part Company -- Omission of Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8

Dear Sir or Madam:

Genuine Parts Company (the "Company") has received a shareholder proposal regarding the annual election of directors (the "Shareholder Proposal") from Mr. Nick Rossi for inclusion in the proxy materials for its 2006 annual meeting of shareholders and appointing Mr. John Chevedden as Mr. Rossi's proxy in the matter (the "Proponent"). On behalf of our client, Genuine Parts Company, we hereby request that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Securities and Exchange Commission (the "Commission") any enforcement action in respect of the Company's omission of the Shareholder Proposal from its proxy materials. The Company believes that the Shareholder Proposal is excludable under Rule 14a-8(i)(10), because the Company has substantially implemented the proposal.

In support of this request and pursuant to Rule 14a-8(j)(2) of the Commission, we are filing six copies of this letter and the Shareholder Proposal, together with copies of all related correspondence between the Company and Mr. Chevedden.

The Shareholder Proposal submitted to the Company reads as follows:

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also

> to transition solely through direct action of our board if this is practicable."

The Company expects to file its definitive proxy statement for its 2006 annual shareholders meeting with the Commission on or about March 3, 2006. Pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before the date on which the Company intends to file its definitive proxy statement.

Basis for Exclusion

The Company believes that the Shareholder Proposal may be excluded from the proxy materials for its 2006 annual meeting of shareholders pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the proposal.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." The Shareholder Proposal requires that the "Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director."

In order to provide for the annual election of directors, the Company must amend its Articles of Incorporation. The Company is a Georgia corporation, and under Georgia law and the Company's Articles of Incorporation, this action will require the approval of both the Company's Board of Directors and its shareholders.

On November 21, 2005, the Company's Board of Directors approved amending the Company's Articles of Incorporation to eliminate the classified board and to provide for the annual election of directors. The Company's Board of Directors also approved the submission of the proposed amendment (the "Company Proposal") to the Company's shareholders for their consideration at the Company's 2006 annual meeting of shareholders. The 2006 proxy materials will include the Board's recommendation that shareholders approve the Company Proposal.

The Shareholder Proposal acknowledges that the implementation of the annual election of directors may not be within the sole power of the Board -- "[a]lso to transition solely through direct action of our board if this is practicable." Because the amendment to the Articles of Incorporation must be approved by the Company's shareholders, the Company Proposal implements the Proponent's request that the Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. As the Company's shareholders will have the opportunity to vote on the Company Proposal at the Company's 2006 annual meeting of shareholders, the Shareholder Proposal is moot and may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(10).

We believe this position is consistent with responses by the Staff to similar no-action requests. In *Northrop Grumman Corporation* (March 22, 2005), the Staff agreed with Northrop's exclusion of a shareholder proposal that the company take the necessary steps to declassify the board of directors, where Northrop's board had already approved submission of the issue to a shareholder vote. Northrop argued that the board had substantially implemented the proposal by taking steps to place its own proposal in the proxy statement for approval of an amendment to its certificate of incorporation to provide for the annual election of directors. The Staff concurred that Northrop could exclude the proposal under Rule 14a-8(i)(10), noting that the shareholders will be provided the opportunity to vote on the company's proposal at the annual meeting. See also *The Goodyear Tire & Rubber Company* (February 18, 2005) (permitting Goodyear to omit a shareholder proposal to declassify the board based on Goodyear's representation that it must receive shareholder approval in order to provide for the annual election of directors and that shareholders would be provided the opportunity to give that approval at Goodyear's 2005 annual meeting); *Raytheon Company* (February 11, 2005) (permitting Raytheon to omit a shareholder proposal to declassify the board based on Raytheon's representation that it must receive shareholder approval in order to provide for the annual election of directors and that shareholders would be provided the opportunity to give that approval at Raytheon's 2005 annual meeting); *Honeywell International, Inc.* (January 31, 2005) (permitting the company to omit a shareholder proposal to declassify the board based on Honeywell's representation that it must receive shareholder approval in order to provide for the annual election of directors and that shareholders would be provided the opportunity to give that approval at Honeywell's 2005 annual meeting); and *Electronic Data Systems Corporation* (January 24, 2005) (permitting the company to omit a shareholder proposal to declassify the board based on EDS' representation that it would provide shareholders at EDS' 2005 annual meeting with an opportunity to approve an amendment to EDS' certificate of incorporation to provide for the annual election of each director).

Accordingly, the Company believes that it may properly exclude the Shareholder Proposal from the proxy materials for its 2006 annual meeting of shareholders under Rule 14a-8(i)(10) because the Company has substantially implemented the request by approving and recommending the Company Proposal and providing the Company's shareholders with the opportunity to vote on such proposal at the Company's 2006 annual meeting of shareholders. On behalf of the Company, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Shareholder Proposal is so excluded.

* * *

A copy of this letter is being mailed concurrently to Mr. Chevedden advising him of the Company's intention to omit the Shareholder Proposal from the proxy materials for its 2006 annual meeting of shareholders.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

I would appreciate the Staff calling me before sending any written response that the Staff disagrees with the views expressed in this request. In such event, or should you have any questions regarding this matter, you may reach me at (404) 881-7823.

Sincerely,

M. Hill Jeffries

M. Hill Jeffries

MHJ:mcy
Enclosures
cc: John R. Chevedden
Carol B. Yancey

ATL01/12097817v1

Appendix A

Shareholder Proposal

JN-FYI

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Thomas C. Gallagher
Chairman
Genuine Parts Company (GPC)
2999 Circle 75 Parkway
Atlanta, GA 30339
PH: 770-953-1700
FX: 770-956-2211

Dear Mr. Gallagher,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi

Sept 29-05

cc: Carol Wancey
Corporate Secretary
FX: 770-956-2207

[September 29, 2005]
3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic achieved an impressive 66% average yes vote in 2005 through late September. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

The reason to take the above RESOLVED step is reinforced by viewing our overall corporate governance vulnerability. For instance in 2005 it was reported (and corresponding concerns are noted):

- The Corporate Library, an independent investment research firm in Portland, Maine rated our company:
  "D" in Board Composition.
- We had no Independent Chairman – independence concern.
- Our lead director had an insider link.
- Shareholders were only allowed to vote on individual directors once in 3-years – Accountability concern.
- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not permitted.

Additionally:

- Our full Board met only 4-times in a full year – Commitment concern.
- Our Audit Committee met only 5-times in a full year – Commitment concern.
- Our Audit Committee Chairman had 25 years with our company – Independence concern.
- Four directors each had 15 years to 33 years with our company – Independence concern.
- Six directors were allowed to hold from 4 to 6 director seats each – Over-extension concern.
- At least two of our directors had links to the following companies – Independence concern:
  Marine Products Corp.
  RPC, Inc.
  John H. Harland Co.
  Oxford Industries
  Rollins, Inc.
  SunTrust Banks, Inc.

This list of deficiencies reinforces the reason to adopt the initial RESOLVED statement of this proposal.

Our directors should be comfortable with this proposal because our unopposed directors typically need only one vote for election – out of tens of millions of shares.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Appendix B

Letter Requesting Evidence of Stock Ownership

GENUINE PARTS COMPANY
2999 CIRCLE 75 PARKWAY
ATLANTA, GEORGIA 30339

CAROL B. YANCEY
VICE PRESIDENT - FINANCE
AND CORPORATE SECRETARY

(770) 953-1700

October 12, 2005

SEC MAIL PROCESSING
RECEIVED
DEC 12 2005
WASH, D.C. 213 SECTION

Via Facsimile – 310-371-7872 Faxed 10/12/05 - 3:15pm jk

Mr. Nick Rossi
c/o John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Rossi:

This will confirm receipt [by fax] on September 30, 2005 of your letter dated September 29, 2005, submitting a proposal relating to the annual election of directors for inclusion in Genuine Parts Company's proxy statement for its 2006 Annual Meeting of Shareholders.

Your proposal does not indicate how many shares of Genuine Parts stock you currently hold and we have not yet received the verification that you said would be forwarded. Therefore, we are requesting, pursuant to SEC Rule 14a-8(f), that you provide documentation to support your statement of ownership. This documentation must be provided by the record holder of the shares and must verify that you have continuously owned the requisite shares for at least one year prior to the submission of your proposal.

Your response should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

We reserve our right to challenge your proposal in a "no-action" request to the SEC.

Sincerely,

Carol Yancey

Carol Yancey

CY/jk

Mark S. Christensen
Vice President
Financial Advisor

3558 Round Barn Blvd. #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

Post-it® Fax Note 7671	Date 10-14-05 # of pages ▶
To Carol Yancey	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 770-956-2211 -2207	Fax #

GPC

October 14, 2005

To Whom It May Concern:

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:

May 16, 2002

120 shares Electronic Data Systems Corp, bought an additional 380 shares on 3-5-2003
- now owns 500 shares
1000 shares Hubbell Inc A
1000 shares Genuine Parts Co
525 shares General Motors Corp
500 shares Bethlehem Steel Corp
1000 shares Baker Hughes Inc.
1427 shares Chevron Texaco Corp
- 2 for 1 split 9/10/04 - now owns 2,854 shares
1652 shares Fortune Brands Inc., received 388shares ACCO Brands Corp - spunoff from Fortune Brands on 8-16-05
1652 shares Gallaher Group PLC ADR
419 shares Delpi Corporation, bought additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003
- 2 for 1 split 8-27-04 now owns 1400 shares

May 22, 2002

2000 shares Cedar Fair LP Dep Units
1683 shares Daimler-Chrysler AG

July 9, 2002

1000 shares UST Inc.
1000 shares Teppco Partners LP
2000 shares Service Corp Intl
800 shares Maytag Corp
3120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3000 shares
1000 shares UIL Hldgs Corp
1000 shares Plum Creek Timber Co Inc REI
600 shares 3M Company (split 9-29-03)
1000 shares Terra Nitrogen Co LP Com Unit
1000 shares UGI Corporation New 3 for 2 split 4-1-03, received 1,500 shares UGI 5-24-05 for 2 for 1 split
- now owns 1500 shares
580 shares Scottish Power PLC ADR New
600 shares PG & E Corp
1000 shares Unilever PLC (new) ADS
7593 shares Servicemaster Co.
1054 shares SBC Communications
90 shares Neenan Paper Inc Spun off from Kimberly Clark Corp 11-30-2004

August 15, 2002

300 shares Marathon Oil Co.

On May 23, 2002 Nick journalled into the same account the following:

200 shares Safeway Inc Com New
10,000 par value USG Bond 8.50% due 8/1/2005, sold on 6-10-2004, eliminated this holding
1000 shares Bristol Myers Squibb Co
500 shares Bristol Myers Squibb Co was purchased on May 21, 2003.
500 shares Bristol Myers Squibb Co was purchased on April 21, 2004.
- now owns 2000 shares

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5/16/02 1436 shares
Reinvested Dividends 5-13-03 57 shares
Reinvested dividends 9-23-05 29 shares, total owned 1,522 shares

Appendix D

Letter Requesting Withdrawal of Proposal

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

SEC MAIL PROCESSING RECEIVED DEC 12 2005 WASH, D.C. 213 SECTION

W. Thomas Carter III | Direct Dial: 404-881-7992 | E-mail: tcarter@alston.com

December 1, 2005

PERSONAL AND CONFIDENTIAL

VIA FACSIMILE AND OVERNIGHT COURIER

John Chevedden
2215 Nelson Ave. No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal to Declassify the Board of Genuine Parts Company

Dear Mr. Chevedden:

As we discussed, the Board of Directors of Genuine Parts Company has resolved to submit a proposal to the Company's shareholders at the 2006 annual meeting to amend the Company's Restated Articles of Incorporation to eliminate the classified Board and implement the annual election of directors at the 2007 annual meeting of shareholders. Pursuant to Section 9.6 of the Restated Articles, this proposal requires the affirmative vote of the holders of not less than two-thirds of the outstanding shares of the voting stock of the Company. The Board has resolved to recommend that shareholders vote in favor of the proposal to declassify the Board.

This information has not yet been made public and is being provided to you in confidence. Please maintain this information in strictest confidence until it is publicly disclosed.

Please acknowledge by your signature below that, on behalf of Mr. Nick Rossi, you hereby withdraw the Rule 14a-8 shareholder proposal dated September 29, 2005 requesting that the Board take the necessary steps to adopt and implement the annual election of each director. Please fax the signed acknowledgement to me at 404-881-7777 and also return the original acknowledgement to my attention in the enclosed prepaid return envelope.

Thank you very much. If you have any questions, please call me at the telephone number shown above.

Sincerely,

W. Thomas Carter III

Acknowledgement:

____

John Chevedden
Date:________________

cc: Carol Yancey, Genuine Parts Company

ATL01/12090529v1

Appendix E

Email Correspondence Regarding Withdrawal Request

Carter, Tom

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 01, 2005 9:29 PM
To: Carter, Tom
Subject: (GPC)

Mr. Carter,
Thank you for the December 1, 2005 letter. Please clarify that the plan would be for 1-year director terms for all directors starting in 2007.
Sincerely,
John Chevedden

Carter, Tom

From: Carter, Tom
Sent: Friday, December 02, 2005 10:25 AM
To: 'J'
Subject: RE: (GPC)

Mr. Chevedden, your understanding is correct. The amendment to the Genuine Parts Company Restated Articles would result in the annual election of all directors beginning with the 2007 annual shareholder meeting and beginning with the 2007 annual meeting all directors would be elected to a one year term.

Regards,
Tom Carter

W. Thomas Carter III
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Direct Dial: 404-881-7992
Fax: 404-881-4777
tcarter@alston.com
www.alston.com

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 01, 2005 9:29 PM
To: Carter, Tom
Subject: (GPC)

Mr. Carter,
Thank you for the December 1, 2005 letter. Please clarify that the plan would be for 1-year director terms for all directors starting in 2007.
Sincerely,
John Chevedden

Carter, Tom

From: J [olmsted7p@earthlink.net]
Sent: Friday, December 02, 2005 10:33 AM
To: Carter, Tom
Subject: Re: (GPC)

Mr. Carter,
Thank you for the clarification. Perhaps there would be an agreement that when GPC makes public its plan for annual election of each director, at that time the proposal would be withdrawn.
Sincerely,
John Chevedden

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

M. Hill Jeffries **Direct Dial: 404-881-7823** **E-mail: hjeffries@alston.com**

December 27, 2005

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Genuine Part Company -- Omission of Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8

Dear Sir or Madam:

On Tuesday, December 20, 2005, Genuine Parts Company (the "Company") received via email a copy of a letter addressed to you from John Chevedden (the "Proponent") dated December 20, 2005. A copy of the letter is enclosed.

We reaffirm our belief that the Company has substantially complied with the Proponent's proposal. In order to provide for the annual election of directors, the Company must amend its Articles of Incorporation, and this action requires the approval of both the Company's Board of Directors and its shareholders. As stated in our initial letter, the Company's Board of Directors has approved an amendment to the Company's Articles of Incorporation to eliminate the classified board and to provide for the annual election of directors. The Company's Board of Directors also approved the submission of the proposed amendment (the "Company Proposal") to the Company's shareholders for their consideration at the Company's 2006 annual meeting of shareholders and will recommend that shareholders approve the Company Proposal.

Should you have any questions regarding our position, we would welcome the opportunity to discuss the issues at your convenience. You may reach me at (404) 881-7823.

Sincerely,

M. Hill Jeffries

M. Hill Jeffries

MHJ:mcy
Enclosure
cc: John R. Chevedden
Carol B. Yancey

ATL01/12107738v1

----- Original Message -----
From: J [olmsted7p@earthlink.net]
Sent: 12/20/2005 06:32 PM
To: <Carol_Yancey@genpt.com>
Subject: Re Genuine Parts Company (GPC) No-Action Request   Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278   310-371-7872

December 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Genuine Parts Company (GPC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the Genuine Parts Company no action request.

The text of the proposal states:
"3 Elect Each Director Annually

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

"The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005."

The company response at least seems to be incomplete. It does not include a copy of any resolution of the board to act on the subject of this proposal. Furthermore the no action letter does not address whether any purported board action can result in "converting from a 100% staggered system to a 100% annual election of each director system in one election cycle."

The company cites the case, The Goodyear Tire & Rubber Company (Feb. 18,2005) which resulted in a sham according to The Corporate Library. The following is a "High Risk Alert" from The Corporate Library on Goodyear.

Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear¹s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company¹s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear¹s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored¹ proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management¹s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d¹état made for outstanding gamesmanship, but terrible governance.

It¹s hard to draw a conclusive link between management¹s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We¹ve now lowered the company¹s responsiveness grade to F, and would lower it to even further if we could. The company¹s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Carol Wancey <Carol_Yancey@genpt.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 20, 2005 11:15 AM
To: CFLETTERS
Cc: Carol Wancey
Subject: Re Genuine Parts Company (GPC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Genuine Parts Company (GPC)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the Genuine Parts Company no action request.

The text of the proposal states:
"3 Elect Each Director Annually

"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if this is practicable.

"The Safeway 2004 definitive proxy is one example of converting from a 100% staggered system to a 100% annual election of each director system in one election cycle. Southwest Airlines began transition to annual election of each director solely through direct action by the Southwest Airlines board in 2005."

The company response at least seems to be incomplete. It does not include a copy of any resolution of the board to act on the subject of this proposal. Furthermore the no action letter does not address whether any purported board action can result in "converting from a 100% staggered system to a 100% annual election of each director system in one election cycle."

The company cites the case, The Goodyear Tire & Rubber Company (Feb. 18, 2005) which resulted in a sham according to The Corporate Library. The following is a "High Risk Alert" from The Corporate Library on Goodyear.

Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear's (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company's shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear's shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election

Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored¹ proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management¹s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d1état made for outstanding gamesmanship, but terrible governance.

It1s hard to draw a conclusive link between management1s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We1ve now lowered the company1s responsiveness grade to F, and would lower it to even further if we could. The company1s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Nick Rossi
Carol Wancey <cwancey@genpt.com>

From: J [olmsted7p@earthlink.net]
Sent: Sunday, January 01, 2006 12:29 PM
To: CFLETTERS
Cc: Carol_Yancey@genpt.com
Subject: #2 Re Genuine Parts Company (GPC) No-Action Request Nick Rossi

#2 Re Genuine Parts Company (GPC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Genuine Parts Company (GPC)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

In response to the December 20, 2005 Shareholder Position on Company No-Action Request the company sent a December 27, 2005 reaffirmation letter.

Thus it is respectfully requested that there be a second opportunity to submit information from the shareholder perceptive. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Please advise if the staff is about to make its determination and has not yet received the second opportunity to submit information from the shareholder perceptive and this response will be expedited.

Sincerely,

John Chevedden

cc:
Nick Rossi
Carol_Yancey@genpt.com

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 11, 2006 10:15 PM
To: CFLETTERS
Cc: Carol_Yancey@genpt.com
Subject: #3 Re Genuine Parts Company (GPC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Genuine Parts Company (GPC)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Elect Each Director Annually
Shareholder: Nick Rossi

Ladies and Gentlemen:

This letter adds to the December 20, 2005 and January 1, 2006 shareholder responses to the company no action request.

Although the company sent a letter to the Staff after the December 20, 2005 shareholder response, the company failed to address these points:
"The company response at least seems to be incomplete. It does not include a copy of any resolution of the board to act on the subject of this proposal. Furthermore the no action letter does not address whether any purported board action can result in Œconverting from a 100% staggered system to a 100% annual election of each director system in one election cycle.[1]"

The company also fails to state the percentage vote required to pass the purported company proposal even after information was provided on the sham Goodyear proposal method on the same topic as this proposal.

The company also does not state the prospects of obtaining the necessary vote for adoption or whether the company is prepared to solicit proxies if ballots are slow in arriving. Thus it is simply impossible to estimate whether the company is serious about adoption of its proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Carol_Yancey@genpt.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Genuine Parts Company
Incoming letter dated December 9, 2005

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director.

There appears to be some basis for your view that Genuine Parts may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Genuine Parts must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Genuine Parts' 2006 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Genuine Parts omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mark F. Vilardo
Special Counsel